Mail Stop 7010


September 30, 2005


Via U.S. mail and facsimile

Curtis S. Shaw, Esq.
Executive Vice President
General Counsel (Americas) and Corporate Secretary
Celanese Corporation
1601 West LBJ Freeway
Dallas, TX 75234-6034

Re:	Celanese Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 26, 2005
File No. 333-127902

Dear Mr. Shaw:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risks Related to Our Business, page 21
We are an international company and are exposed to general economic, political and regulatory conditions. . ., page 21

1. Please revise the paragraph on page 21 that begins "From time to time" to put a period after "United Nations" in the first sentence;
to immediately begin a new second sentence with "These countries include Iran, Sudan and Syria, three countries currently identified by the U.S. State Department as terrorist-sponsoring states, and other countries that previously have been identified by the State Department as terrorist-sponsoring states, or sales to such countries have been regulated..."; or make other revisions to the paragraph as appropriate to make clear that Iran, Sudan and Syria currently are identified as state sponsors of terrorism.

2. Please revise the next paragraph to disclose that Cuba also is identified by the U.S. State Department as a state sponsor of terrorism.

3. In the last sentence of the last paragraph on page 21 you state:
"In addition, the Department`s investigation into our activities with respect to Iran, Cuba and Syria may result in additional scrutiny of our activities with respect to other countries and other parties that are the subject of sanctions." Please advise us whether any of the other countries to which you refer are countries identified by the State Department as state sponsors of terrorism. If so, please describe for us the activities and parties to which you refer.


*	*	*	*
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Lesli Sheppard, Senior Staff Attorney, at
(202)
551-3708 with any questions, or in her absence, Chris Edwards, Special Counsel, at (202) 551-3767.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Edward P. Tolley, III
	Igor Fert
	Simpson Thacher & Bartlett LLP
	425 Lexington Avenue
	New York, NY 10017

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Curtis S. Shaw, Esq.
Celanese Corporation
September 30, 2005
Page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE